Louis A. Brilleman, P.C.
1140 Avenue of the Americas, 9th Floor
New York, NY 10036
Phone: 212-584-7805
Fax: 646-380-6635

April 8, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ryan Rohn

Re:	CommerceTel Corporation (the “Company”)
Amendment No. 1 to Form 8-K, filed March 29, 2012
File No.: 000-53851

Dear Mr. Rohn:

By letter dated April 4, 2012, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Current Report on Form 8-K that was filed March 29, 2012 (the “Form 8-K”).  Below is the Company’s response to the Staff’s comment.  For ease of reference, the response is preceded by the Staff’s comment.

 Form 8-K, Item 4.02

1.         Your disclosure indicates that your restatements will be reflected in your financial statements for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011. Please note that the disclosure in your Form 8-K must specifically state which financial statements should “no longer be relied upon.” Refer to Item 4.02 (b)(2) to the Form 8-K. Please revise your filing accordingly.

The Company has amended the Form 8-K in accordance with the Staff’s comment by revising the last sentence of the first paragraph.

In accordance with the Staff’s request, attached hereto is a representation letter from the Company addressed to the Staff.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

10251 Vista Sorrento Parkway
Suite 150
San Diego, CA 92121
Tel: (619) 817-8111
Fax: (858) 724-1943
www.commercetel.com

April 9, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ryan Rohn

Re:	Amendment No. 1 to Form 8-K, filed March 29, 2012
(the “Form 8-K”) -- File No.: 000-53851

Dear Mr. Rohn:

In connection with the filing of amendment No. 1 to the Form 8-K, CommerceTel Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Tim Schatz
Chief Financial Officer